OMV Aktiengesellschaft

Report January – September and Q3 2009

including interim financial statements as of September 30, 2009

09047362

SEC Mail Processing Section

NOV 19 2009

Washington, DC 110

November 10, 2009
6:30 am (BST), 7:30 am (CET)

082-03209

SUPPL

Increasing crude price and cost management improve results

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
237	553	723	(23)	EBIT	1,056	2,469	(57)	2,340
288	568	928	(39)	Clean EBIT	1,114	2,803	(60)	3,105
151	514	1,002	(49)	Clean CCS EBIT [1]	1,005	2,619	(62)	3,405
144	283	453	(37)	Net income after minorities	468	1,583	(70)	1,374
94	259	608	(57)	Clean CCS net income after minorities [1]	479	1,641	(71)	1,942
0.48	0.95	1.52	(37)	EPS in EUR	1.57	5.30	(70)	4.60
0.31	0.87	2.04	(57)	Clean CCS EPS in EUR [1]	1.60	5.49	(71)	6.50
356	174	801	(78)	Cash flow from operations	1,445	2,699	(46)	3,214
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a	1.00

[1] Clean CCS figures exclude inventory holding effects resulting from the fuels refineries; for CCS definition please refer to page 7

- **Results down on record quarter last year:** Clean CCS EBIT decreased by 49% to EUR 514 mn; Clean CCS net income after minorities was EUR 259 mn influenced by a financial result significantly below Q3/08
- **Environment has improved compared to Q2/09:** Although the refining environment remains difficult, higher crude prices vs. Q2/09 and our efforts to reduce costs supported the Q3/09 result
- **Outlook for 2009:** We expect the main market drivers to remain volatile; in E&P, production should be supported by the recent start-up of new fields; in G&P, gas consumption will remain under pressure due to reduced industrial activity particularly in Romania; at Petrom, the planned refining investment is still under review

Wolfgang Ruttenstorfer, CEO of OMV:

"Over the last quarter we saw mixed signals from our different businesses. The E&P result was supported by higher oil prices vs. Q2/09 and a positive effect from start-ups during this year such as Maari and Komsomolskoe as well as Delta and Lebada Vest, the new offshore wells in the Black Sea. In R&M, depressed middle distillate spreads remain a burden, particularly on OMV's refining margin due to the middle distillate-dominated yield structure of our western refineries. The petrochemical business showed some cautious signs of recovery vs. Q2/09 though its sustainability remains to be seen. In the G&P business, we are on track to implement our first power plant projects. The signing of the intergovernmental agreement in July paves the way for further important steps for the Nabucco gas pipeline project. With regards to our investment in Turkey, we announced in August that we had entered negotiations for the potential acquisition from the Doğan Group of their share in Petrol Ofisi. These negotiations continue. We are well on track with the ongoing efficiency and cost control program to reduce OPEX and overhead costs by EUR 300 mn by 2010 and will thereby further strengthen our integrated business model in challenging times as well as position ourselves for future growth in a volatile environment."

Content

OMV

Move & More.

Directors' report (condensed, unaudited)

Financial highlights

Third quarter 2009 (Q3/09)

In Q3/09, results reflected the steep year-on-year decline in crude prices and in refining margins. The average Brent price decreased by 41% compared to Q3/08 and the OMV indicator refining margin dropped by 79%. The **Group's reported EBIT** of EUR 553 mn was therefore significantly below the level of Q3/08. **Petrom's contribution to reported EBIT** was up to EUR 210 mn, as last year's result was burdened by the EUR 157mn impairment of Arpechim. The **net financial result** of EUR (20) mn was significantly below the Q3/08 level, mainly due to a lower contribution from Borealis and Petrol Ofisi as well as higher net interest charges. **Net income after minorities** of EUR 283 mn was down compared to EUR 453 mn in Q3/08. **Clean CCS EBIT** was down by 49% at EUR 514 mn excluding net special charges of EUR 15 mn. The clean CCS EBIT is stated after eliminating inventory holding gains of EUR 54 mn. **Petrom's clean CCS EBIT** was EUR 194 mn. **Clean CCS net income after minorities** was EUR 259 mn and **clean CCS EPS after minorities** was EUR 0.87.

In **Exploration and Production (E&P)**, clean EBIT decreased by 31% compared to Q3/08 to EUR 502 mn mainly due to the weaker oil price environment. The Group's oil and gas production was 317,000 boe/d, slightly above the level of Q3/08.

In **Refining and Marketing (R&M)**, clean CCS EBIT was negative at EUR (14) mn, versus EUR 207 mn in Q3/08. The refining business was heavily impacted by low middle distillate spreads. The clean marketing result was slightly below the level of Q3/08. Retail sales volumes slightly increased, however, overall marketing volumes declined affected by the weak economic environment.

In **Gas and Power (G&P)**, clean EBIT was down 24%, due to lower results at Petrom. Gas supply, marketing and trading faced difficult market conditions as the slowdown in industrial activities due to the economic downturn lowered demand. The logistics business, however, benefited from higher volumes in transportation and storage.

January – September 2009 (9m/09)

In 9m/09, the average Brent price in USD was 48% lower than in 9m/08. Overall, the Group suffered from the drop in the oil price and in refining margins, with EBIT and net income below last year's level. The **Group's EBIT** of EUR 1,056 mn was 57% below the level of 9m/08; despite last year's impairment of the Arpechim refinery, the **EBIT contribution of Petrom** amounted to EUR 337 mn, a decrease of 52%. The **net financial result** of EUR (116) mn decreased significantly, mainly reflecting the drop in dividend income after the MOL sale and the lower contribution from associates. **Net income after minorities** of EUR 468 mn was 70% below last year's level. **Clean CCS EBIT** was 62% lower, at EUR 1,005 mn excluding net special charges of EUR 58 mn. The clean CCS EBIT is stated after eliminating inventory holding gains of EUR 109 mn. **Petrom's clean CCS EBIT** contribution stood at EUR 303 mn, down by 66%. **Clean CCS net income after minorities** was EUR 479 mn and **clean CCS EPS after minorities** was EUR 1.60, 71% below 9m/08. At the end of September, **net debt** of the Group was EUR 3,152 mn and the **gearing ratio** stood at 31.5%.

In **E&P**, clean EBIT decreased by 56% compared to 9m/08, mainly reflecting significantly lower price levels and slightly lower volumes, despite the positive hedging result for parts of the 2009 oil production, that more than offset the negative hedging result for parts of the 2010 oil production. The Group's oil and gas production stood at 313,000 boe/d, 1% below last year.

In **R&M**, clean CCS EBIT was a negative EUR (95) mn, compared to EUR 245 mn in 9m/08 reflecting the depressed margin environment in refining. The marketing result came in above the level of 9m/08.

In **G&P**, clean EBIT decreased by 5%, due to lower results in Doljchim, which was burdened by lower demand and lower margins, partly offset by improved results of gas supply, marketing and trading.

Significant events in Q3/09

On July 13, Nabucco Gaspipeline International GmbH announced the signing of the political agreement among the Nabucco transit countries. The Inter-Governmental Agreement guarantees equal legal conditions for gas transit throughout the entire Nabucco pipeline system.

On August 3, Petrom confirmed both oil and gas discoveries in the exploration well Lugovaya-1, located in the Kamenski license in the Saratov Region (Russia). The first tests showed a total flow rate of over 6,500 bbl/d.

On August 5, OMV and the Turkish company Doğan Holding declared that they are engaged in negotiations regarding OMV's intention to acquire Doğan Holding's stake in Petrol Ofisi.

On August 10, Petrom, as operator of the Neptun Block in the Black Sea, and ExxonMobil, announced that they are commencing initial seismic 3D studies over an area of approximately 3,000 km^2.

On August 21, OMV reported that 30 filling stations in Austria were sold to new acquirers and operators in the process of optimising its filling station network.

On September 14, Petrom announced its first oil production from the recently drilled offshore wells Delta 6 and Lebada Vest 4, both fields located in the Black Sea. Both wells together are expected to deliver more than 4,500 boe/d by the end of this year.

Outlook 2009

For the remainder of the year we expect the main market drivers (crude price, refining margins and the EUR-USD exchange rate) to remain volatile. In recent months, the oil price has recovered strongly from its early-year lows but is expected to remain well below the average of 2008. The Brent-Urals spread is likely to remain below the 2008 level. Overall we are anticipating a weaker EUR vs. USD, and a more volatile but broadly decreasing RON vs. USD and EUR, compared to the average 2008 levels. The depressed global economic environment is having an impact on OMV's relevant markets. Refining margins remain very low and will put significant pressure on the refining profitability. Petrochemical margins are expected to be higher than at the beginning of the year, but still significantly below 2008.

To partly protect the Group's cash flow from the negative impact of lower oil prices, derivative instruments have been used to hedge earnings in the E&P segment for 65,000 bbl/d in 2009. Should average oil prices per quarter stay below USD 65/bbl in 2009, the hedge would pay out USD 15/bbl to actual oil prices. From USD 65/bbl to USD 80/bbl the hedge secures USD 80/bbl. The put spreads were financed via calls in order to avoid initial cash outlay (zero-cost structure), whereby the Group would not be able to benefit from oil prices above USD 110/bbl in 2009 for the above stated volume. To partly protect the Group's cash flow from EUR-USD volatility, derivative instruments have also been used to hedge an exposure of approx. USD 1 bn, ensuring that exchange rate movements only affect results within the range of EUR-USD 1.32 to 1.15. To partly protect the Group's cash flow in 2010, OMV entered into further crude oil hedges in Q2/09 for a volume of 63.000 bbl/d of next year's production securing a price floor of USD 54/bbl via the sale of a price cap of USD 75/bbl (zero cost collar).

In the **E&P** segment, for the year as a whole daily production levels will be similar to that of 2008 though overall production in the last quarter of the year is expected to exceed that of the same period last year. The recent start-ups of production in new fields as well as production enhancement measures should mitigate the effects of natural production decline, changes to OPEC quotas, shutdown of production in Schiehallion (UK) due to the refurbishment of the FPSO (floating production, storage and offloading) vessel, as well as the exclusion of inert gases in production reported in Austria and Pakistan. Oil production in Maari (New Zealand) started in February and has steadily increased towards its targeted plateau rate of 20,000 bbl/d. The oil field Komsomolskoe in Kazakhstan started production at the end of June. Ramping up of production is ongoing albeit at a slower pace than planned due to requirements imposed by the local authorities. In Romania, the wells Delta 6 and Lebada Vest 4 went into production at the beginning of Q3/09. Production start in the Mamu gas field will likely be delayed due to geological uncertainties. The Romanian gas demand is significantly lower than last year due to reduced industrial consumption, particularly in the chemical industry. Furthermore, an increase in the import rate could adversely affect Petrom's gas production though this has not as yet occurred. In Romania, further integration and restructuring of E&P Services (EPS) division within E&P remains one of the key activities. The successfully completed well modernization program, the increase in operational efficiency and streamlining of the organization are positively influencing the operating costs of Petrom.

The **R&M** segment will continue to suffer from a depressed margin environment in refining and petrochemicals. No further major shutdowns are planned in the refineries for 2009, while minor planned shutdowns are not expected to materially impact Group earnings. Overall capacity utilization is expected to be below the long-term trend due to the economic slowdown in our relevant markets. In 2009, the construction of the Ethylene Pipeline South will

continue and should be completed in 2010. This pipeline will strengthen the petrochemical industry in Bavaria (Germany). The exit from our retail business in Italy and a further sale of tail-end filling stations in Austria should lead to an optimized structure of the overall network. Stringent cost management in Refining and Marketing supports profitability in a generally unfavorable economic environment. In Petrom, the current review of the planned refining investment is expected to be completed by the end of the year.

In the **G&P** segment, strong focus on the enhancement of sales activities through increasing market penetration will be maintained, as well as on increasing trading activities at European gas hubs via EconGas. Driven by the economic downturn, EconGas expects declining demand especially from the industrial segment. In Romania the tendency towards declining gas consumption also continues. In order to strengthen the position of OMV's gas business in Europe, diversification of long-term supply will be pursued in respect of accessing new supply sources – be it via pipeline or LNG. The intergovernmental agreement for the Nabucco gas pipeline project was signed on July 13, putting in place the basic legal framework to ensure equal legal conditions for gas transit throughout the entire Nabucco pipeline system. An open season process is planned for 2010, which should lead to the first binding transport contracts. Major milestones for the Gate LNG terminal in Rotterdam are the construction of the LNG tanks and the jetty substructure. For the Adria LNG project in Croatia, the risk assessment and the environmental impact study are due to be completed in 2009. The owner's engineer will start working on the permitting process in Q4/09. Further extension of the WAG gas pipeline will continue, with the aim of increasing transport capacity by 2011. The construction of the power plant in Brazi in Romania continues according to plan. At Central European Gas Hub AG, the Austrian gas hub platform, a spot exchange will become operative in December 2009, and a forward market will be implemented in 2010.

At a glance

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
4,113	4,719	6,852	(31)	Sales [1]	13,123	19,772	(34)	25,543
249	492	724	(32)	EBIT E&P [2]	967	2,244	(57)	2,274
12	36	(63)	n.m.	EBIT R&M	(3)	180	n.m.	(105)
47	46	60	(22)	EBIT G&P	179	175	2	245
(23)	(22)	(26)	17	EBIT Co&O	(64)	(70)	9	(111)
(49)	1	28	(95)	Consolidation	(23)	(60)	62	37
237	**553**	**723**	**(23)**	**EBIT Group**	**1,056**	**2,469**	**(57)**	**2,340**
276	502	727	(31)	Clean EBIT E&P [2,3]	1,005	2,307	(56)	2,580
(103)	(14)	207	n.m.	Clean CCS EBIT R&M [3]	(95)	245	n.m.	602
49	46	60	(24)	Clean EBIT G&P [3]	181	191	(5)	274
(23)	(21)	(21)	(1)	Clean EBIT Co&O [3]	(63)	(64)	2	(89)
(49)	1	28	(95)	Consolidation	(23)	(60)	62	37
151	**514**	**1,002**	**(49)**	**Clean CCS EBIT [3]**	**1,005**	**2,619**	**(62)**	**3,405**
229	533	774	(31)	Income from ordinary activities	940	2,592	(64)	2,309
156	362	546	(34)	Net income	606	1,894	(68)	1,529
144	283	453	(37)	Net income after minorities	468	1,583	(70)	1,374
94	259	608	(57)	Clean CCS net income after minorities [3]	479	1,641	(71)	1,942
0.48	0.95	1.52	(37)	EPS in EUR	1.57	5.30	(70)	4.60
0.31	0.87	2.04	(57)	Clean CCS EPS in EUR [3]	1.60	5.49	(71)	6.50
356	174	801	(78)	Cash flow from operating activities	1,445	2,699	(46)	3,214
1.19	0.58	2.68	(78)	CFPS in EUR	4.84	9.03	(46)	10.76
2,717	3,152	2,844	11	Net debt	3,152	2,844	11	3,448
28	31	26	5	Gearing in %	31	26	5	37
684	393	1,062	(63)	Capital expenditures	1,681	2,641	(36)	3,547
–	–	–	n.a.	Dividend per share in EUR	–	–	n.a.	1.00
–	–	–	0	ROFA (%)	12	32	(20)	23
–	–	–	0	ROACE (%)	6	19	(12)	12
–	–	–	0	ROE (%)	8	24	(16)	16
37,205	36,292	41,652	(13)	OMV employees	36,292	41,652	(13)	41,282
31,477	30,553	35,878	(15)	thereof Petrom group	30,553	35,878	(15)	35,588

[1] Sales excluding petroleum excise tax

[2] Excluding intersegmental profit elimination now shown in the new line "Consolidation"; for reasons of comparability 2008 numbers are adjusted accordingly

[3] Adjusted for exceptional, non-recurring items; clean CCS figures exclude inventory holding effects (CCS effects) resulting from the fuels refineries; for reasons of comparability respective 2008 numbers are presented

Business segments

Exploration and Production (E&P)

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
839	1,087	1,439	(24)	Segment sales	2,696	4,024	(33)	5,089
249	492	724	(32)	EBIT [1]	967	2,244	(57)	2,274
(27)	(11)	(3)	n.m.	Special items	(38)	(63)	40	(307)
276	502	727	(31)	Clean EBIT [1]	1,005	2,307	(56)	2,580

Q2/09	Q3/09	Q3/08	Δ%	Key performance indicators	9m/09	9m/08	Δ%	2008
28.6	29.1	29.1	0	Total hydrocarbon production in mn boe	85.5	86.6	(1)	115.9
315,000	317,000	316,000	0	Total hydrocarbon production in boe/d	313,000	316,000	(1)	317,000
15.3	16.1	15.3	5	Crude oil and NGL production in mn bbl	45.9	45.4	1	60.9
74.9	73.2	77.5	(6)	Natural gas production in bcf	222.2	231.2	(4)	308.0
59.13	68.08	115.09	(41)	Average Brent price in USD/bbl	57.32	111.11	(48)	97.26
48.78	73.38	107.42	(32)	Average realized crude price in USD/bbl	56.74	102.99	(45)	89.74
51.85	78.00	133.45	(42)	Exploration expenditure in EUR mn	180.64	273.44	(34)	406.01
55.50	73.05	96.11	(24)	Exploration expenses in EUR mn	199.97	205.65	(3)	333.97
11.62	11.95	15.66	(24)	OPEX in USD/boe	11.80	14.61	(19)	14.29

Thereof Petrom group (included above)

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
113	210	353	(41)	EBIT [1]	424	983	(57)	796
–	(12)	(1)	n.m.	Special items	(12)	(66)	82	(298)
113	221	354	(37)	Clean EBIT [1]	435	1,049	(59)	1,094

Q2/09	Q3/09	Q3/08	Δ%	Key performance indicators	9m/09	9m/08	Δ%	2008
185,000	185,000	193,000	(4)	Total hydrocarbon production in boe/d	187,000	195,000	(4)	194,000
8.2	8.4	8.7	(3)	Crude oil and NGL production in mn bbl	24.9	25.7	(3)	34.4
1.3	1.3	1.4	(5)	Natural gas production in bcm [2]	4.0	4.2	(5)	5.6
58.36	67.88	113.55	(40)	Average Urals price in USD/bbl	56.77	108.07	(47)	94.76
48.51	71.29	103.41	(31)	Average realized crude price in USD/bbl	55.31	97.71	(43)	83.01
160.67	167.48	207.88	(19)	Regulated domestic gas price for producers in USD/1,000 cbm	159.53	205.64	(22)	195.59
14.49	15.12	19.42	(22)	OPEX in USD/boe	14.77	18.56	(20)	18.27

[1] Excluding intersegmental profit elimination; for reasons of comparability 2008 numbers are adjusted accordingly
[2] Reported in bcm, as gas prices in Romania are based on 1,000 cbm

Third quarter 2009 (Q3/09)

- **Year-on-year decrease in oil price burdened Q3/09 results; a stronger USD mitigated this effect to some extent**
- **Production volumes slightly above Q3/08: Lower production in Libya due to OPEC quotas compensated by significant volumes from the oil field Maari, New Zealand**
- **Positive OPEX development: A stronger USD had a positive effect on OPEX in USD/boe, supported by an improved overall cost position**

Since Q1/09, OMV has reported its segment results before taking into account the necessary elimination of intersegmental profits. The change in these unrealized profits is reflected in the consolidation adjustment.

Segment sales decreased significantly in Q3/09 – despite a stronger USD – mainly due to the weaker oil price environment. The **Brent** price in USD was 41% below the Q3/08 level, while the Group's average **realized crude price** fell by 32% to USD 73.38/bbl reflecting the positive hedging results. The **Urals** crude price, the reference oil price in Romania, decreased by 40%. The Group's average **realized gas price** in EUR was 21% below Q3/08 reflecting the gas price decline lagging behind oil prices. **EBIT** fell by 32% compared to Q3/08 mainly due to the weak price situation and despite lifting volumes slightly above Q3/08

level. Higher volumes in New Zealand and Yemen compensated a significant volume reduction in Libya due to OPEC quotas, as well as lower volumes in Romania, Pakistan and the UK. Exploration expenses, including the impairment of exploration licences in Russia, were 24% below the level of Q3/08. The result was further supported by the unrealized time value gain for hedges entered into in Q2/09 for parts of the 2010 oil production (EUR 39 mn). Gains and losses relating to the change in time value of these instruments will revert to zero at the end of 2010. Hedges established in 2008 for 2009 activities resulted in a gain of EUR 49 mn in Q3/09. The stronger USD had a positive effect on oil revenues, while the weakening of the RON against the EUR (compared to Q3/08) had a strong favorable impact on RON-denominated costs in EUR terms. Romanian gas prices in EUR terms were adversely affected by the weakening of the Romanian currency since they are fixed in RON. Excluding net special charges of EUR 11 mn, **clean EBIT** was 31% below last year's level. Special charges related to the impairment of exploration licences in Russia.

Production costs excluding royalties in USD/boe (OPEX) decreased by 24% versus Q3/08. At Petrom, OPEX/boe was down by 22%. The positive effects from the stronger USD vs. RON, as well as cost saving effects, more than offset the negative volume effects at Petrom. **Exploration expenditure** declined by 42% to EUR 78 mn compared to Q3/08, mainly due to reduced exploration activities in Romania, Libya, Russia and Tunisia and despite an increase in activities in the UK.

Total production of oil, NGL and gas was slightly above Q3/08 at 317,000 boe/d. **Oil and NGL production** was up by 5% versus Q3/08 primarily due to a higher contribution from Maari (New Zealand, production up by 17,000 bbl/d), Komsomolskoe and Habban (Yemen), which offset the decrease in Romania as well as in Libya (production down by 5,000 bbl/d as a result of the OPEC quotas). **Gas production** decreased by 6%. Volumes were impacted by the partial shutdown of the local fertilizer industry in Romania. Also since Q1/09, non-hydrocarbon gases (inert gases) in Austria and Pakistan are no longer shown as part of production. However, these effects were partly offset by additional volumes from the Strasshof and Ebenthal field developments, which were start-ups in Austria in Q3/08. Lower sales volumes in Romania and the UK were more than compensated by higher volumes in Yemen and New Zealand; thus the **total sales quantity** increased by 3%.

Compared to Q2/09, clean EBIT increased by 82%. The result was driven by higher oil prices (Brent and Urals up by 15% and 16% respectively) and the positive hedging result for parts of the 2010 oil production. Sales volumes were at Q2/09 level, mainly due to higher volumes in Libya and New Zealand which compensated the decline in Austria, Tunisia and the UK. Oil production increased, mainly due to improved volumes from Maari (New Zealand), the start-up production of the offshore oil fields Delta 6 and Lebada Vest 4 and the steady ramp-up of the production at Komsomolskoe (Kazakhstan). Gas volumes slightly decreased as higher volumes from the Austrian field Ebenthal could not compensate for the reduction in the UK and Pakistan.

January – September 2009 (9m/09)

Segment sales decreased significantly due to lower price levels and sales volumes, despite stronger USD FX-rates. The Brent crude price decreased by 48% compared to 9m/08, and the Group's average **realized crude price** was USD 56.74/bbl, a decrease of 45%. The Group's average **realized gas price** was down by 15%, mainly reflecting the falling overall gas price level.

EBIT fell by 57% compared to 9m/08 mainly due to significantly lower prices and slightly lower volumes, despite the positive hedging result for parts of the 2009 oil production (EUR 157 mn) that could more than offset the negative hedging result for parts of the 2010 oil production (EUR (68) mn). EBIT included net special charges of EUR 38 mn. **Clean EBIT** was 56% below last year's level.

Production costs excluding royalties in USD/boe (OPEX) decreased by 19% compared to 9m/08. At Petrom, OPEX/boe was down by 20%, due to FX-effects (the RON weakened by 30% against the USD) and cost saving measures despite the negative impact of slightly lower production volumes on unit costs. **Exploration expenditure** was down by 34% on 9m/08, mainly driven by decreased activities at Petrom, in Austria and in the core region North Africa. **Total production** of oil, NGL and gas fell by 1%. **Oil and NGL production** was slightly above the level of 9m/08, mainly due to increased production in Yemen and New Zealand, which compensated for lower volumes in Romania, Libya and the UK. **Gas production** decreased by 4% mainly due to the partial shutdown of the Romanian fertilizer industry and reduced volumes in Austria and Pakistan, where non-hydrocarbon gases are no longer shown as part of production.

Refining and Marketing (R&M)

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
3,497	3,952	5,867	(33)	Segment sales	10,291	16,619	(38)	20,883
12	36	(63)	n.m.	EBIT	(3)	180	n.m.	(105)
14	27	40	(32)	thereof petrochemicals west	40	46	(12)	168
(22)	(4)	(196)	98	Special items	(17)	(249)	93	(408)
				CCS effects:				
137	54	(73)	n.m.	Inventory holding gains/(losses) [1]	109	184	(41)	(300)
(103)	(14)	207	n.m.	Clean CCS EBIT [1]	(95)	245	n.m.	602

Q2/09	Q3/09	Q3/08	Δ%	Key performance indicators	9m/09	9m/08	Δ%	2008
1.64	1.30	6.24	(79)	OMV indicator refining margin in USD/bbl	2.40	5.77	(58)	6.14
5.64	5.72	6.41	(11)	Refining input in mn t	16.82	18.23	(8)	23.76
83	83	86	(4)	Utilization rate refineries in %	82	86	(3)	86
5.34	5.55	5.81	(4)	Refining sales volumes in mn t	16.17	16.92	(4)	22.64
0.51	0.52	0.55	(6)	thereof petrochemicals in mn t	1.53	1.67	(9)	2.13
4.38	4.64	4.84	(4)	Marketing sales volumes in mn t	13.16	13.78	(4)	18.45
2,483	2,469	2,524	(2)	Marketing retail stations	2,469	2,524	(2)	2,528

Thereof Petrom group (included above)

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
(4)	11	(185)	n.m.	EBIT	(60)	(215)	72	(488)
(20)	1	(160)	n.m.	Special items	(17)	(201)	91	(326)
				CCS effects:				
56	26	(5)	n.m.	Inventory holding gains/(losses) [1]	65	103	(37)	(57)
(40)	(16)	(20)	20	Clean CCS EBIT [1]	(108)	(117)	8	(105)

Q2/09	Q3/09	Q3/08	Δ%	Key performance indicators	9m/09	9m/08	Δ%	2008
0.14	(0.92)	0.01	n.m.	OMV indicator refining margin east in USD/bbl	0.61	0.59	4	1.43
1.33	1.35	1.61	(16)	Refining input in mn t	3.99	4.57	(13)	6.12
67	67	80	(13)	Utilization rate refineries in %	67	76	(10)	77
1.31	1.44	1.50	(4)	Refining sales volumes in mn t	4.18	4.23	(1)	5.72
0.01	0.01	0.06	(85)	thereof petrochemicals in mn t	0.03	0.24	(86)	0.27
1.27	1.42	1.48	(4)	Marketing sales volumes in mn t	4.04	4.10	(1)	5.64
829	828	809	2	Marketing retail stations	828	809	2	819

Refining west: Schwechat (Austria), Burghausen and Bayernoil (Germany)

Refining east: Petrobrazi and Arpechim (Romania)

[1] Current cost of supply (CCS): Clean CCS EBIT eliminates inventory holding gains/losses (CCS effects) resulting from the fuels refineries caused by increasing/decreasing crude oil prices and thus offers a substantially higher transparency of the operative refinery performance; for reasons of comparability respective 2008 numbers are presented

Third quarter 2009 (Q3/09)

- **OMV refining margin continues to be under severe pressure from weak middle distillate spreads due to the middle distillate dominated yield structure of the refineries**
- **Increasing crude prices in the course of Q3/09 resulted in positive CCS effects of EUR 54 mn in refining**
- **Petrochemicals margins show signs of recovery compared to Q2/09, however, are still under pressure**

The impact of lower price levels and declining sales volumes led to a 33% decline in **R&M segment sales** compared to Q3/08.

At EUR (14) mn, **clean CCS EBIT** came in considerably below the level of Q3/08 mainly reflecting the sharp drop in refining margins. Net special charges in Q3/09 were EUR 4 mn mainly related to personnel restructuring costs. Positive CCS effects of EUR 54 mn led to a positive reported EBIT of EUR 36 mn.

The clean CCS EBIT in **refining** was down compared to Q3/08 mainly reflecting the sharp decline in refining margins. The drop in the OMV indicator refining margin to USD 1.30/bbl was mainly caused by low middle distillate spreads due to weak demand and high inventories in Europe. The Western refineries of OMV in particular have suffered as a result of this development as their product yield includes around 50% middle distillates. Lower cost for own crude oil consumption compared to Q3/08, caused by a lower crude price, could not make up for the decrease in

middle distillate spreads. A drop in refining sales volumes (mainly middle distillates) further burdened the result. The OMV indicator refining margin east even turned negative also suffering from depressed middle distillate spreads which could only be partly offset by lower cost for own crude consumption.

Overall **capacity utilization** stood at 83%. Capacity utilization in refining west was in line with Q3/08 at 90%, whereas at Petrom it declined considerably to 67% due to the adverse economic environment. In total, **refining sales volumes** were down 4% compared to Q3/08.

The **petrochemicals result west** was below the level of Q3/08 due to the lower margin environment for ethylene and propylene. Higher sales volumes could only partly compensate.

The **clean marketing result** was below the level of Q3/08, mainly due to lower margins in commercial, an overall reduction in sales volumes and a lower contribution from the non-oil business as an effect of the economic crisis. Due to active cost management, restructuring measures and a positive FX effect, costs were reduced in the entire marketing business. Overall **marketing volumes** decreased compared to Q3/08, reflecting the weak economic environment. Retail volumes, however, improved vs. Q3/08 levels as positive effects from restructuring at Petrom counterbalanced the weak market environment. As of September 30, 2009, the total number of **retail stations** in the Group declined by 2% compared to the end of September 2008, mainly due to the sale of Austrian stations within the context of ongoing retail network optimization.

Compared to Q2/09, clean CCS EBIT rose because of the improved contribution from the marketing business, which was supported by the positive effect of the seasonal increase in demand. Moreover, petrochemicals benefited from higher product spreads and slightly higher volumes.

January – September 2009 (9m/09)

R&M **segment sales** decreased by 38% mainly due to lower price levels and volumes.

Clean CCS EBIT was considerably below last year's level, reflecting the depressed margin environment in refining which could not be compensated by the improved marketing business at Petrom. EBIT also declined and included special charges amounting to EUR (17) mn (vs. EUR (249) mn in 9m/08, including the impairment of Arpechim) as well as lower positive CCS effects (EUR 109 mn vs. EUR 184 mn in 9m/08).

The **refining** result deteriorated significantly compared to 9m/08. The sharp decline in the OMV indicator refining margin and lower volumes weighed on the result. The OMV indicator refining margin east was in line with 9m/08 as lower costs for own energy consumption offset depressed middle distillate spreads.

Overall **capacity utilization** decreased slightly to 82% reflecting the decline in **refining sales volumes** by 4% as a consequence of the difficult economic environment weighing on demand.

The **petrochemicals result west** deteriorated compared to 9m/08, as a result of lower product margins. **Petrochemical sales volumes west** were 4% up compared to 9m/08.

The clean **marketing** result came in above the level of 9m/08 largely due to active cost management and the successful restructuring of the Petrom retail network. Overall sales volumes declined, being impacted by negative market developments.

Gas and Power (G&P)

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
527	505	703	(28)	Segment sales	2,303	2,500	(8)	3,798
47	46	60	(22)	EBIT	179	175	2	245
(2)	0	(1)	n.m.	Special items	(2)	(17)	85	(29)
49	46	60	(24)	Clean EBIT	181	191	(5)	274

Q2/09	Q3/09	Q3/08	Δ%	Key performance indicators	9m/09	9m/08	Δ%	2008
2.08	2.16	2.21	(2)	Combined gas sales volumes in bcm	8.76	8.84	(1)	12.77
841,567	779,767	734,860	6	Average storage capacities sold in cbm/h	823,627	772,832	7	802,760
18.75	19.18	16.41	17	Total gas transportation sold in bcm	55.31	49.06	13	66.32

Thereof Petrom group (included above)

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
(1)	(4)	14	n.m.	EBIT	18	17	8	30
(2)	1	0	(31)	Special items	(2)	(15)	86	(28)
0	(4)	13	n.m.	Clean EBIT	20	32	(37)	58

Q2/09	Q3/09	Q3/08	Δ%	Key performance indicators	9m/09	9m/08	Δ%	2008
370	270	480	(44)	Import price in USD/1,000 cbm	373	407	(8)	440
161	167	208	(19)	Regulated gas price for producers in USD/1,000 cbm	160	206	(22)	196
0.84	0.99	1.05	(6)	Gas sales volumes in bcm	3.23	3.70	(13)	5.02

Third quarter 2009 (Q3/09)

- **Stable results for EconGas compared to Q3/08 despite the economic downturn**
- **Logistics business benefited from increased transportation volumes sold and favorable demand for storage**
- **Result of Petrom's fertilizer plant Doljchim was affected by subdued demand and lower prices**

EBIT decreased by 22% compared to Q3/08, mainly due to lower results at Petrom, where both the gas business as well as Doljchim were burdened by lower demand coupled with reduced margins. The logistics business benefited from higher volumes in transportation and storage. **Clean EBIT** was down 24% almost in line with the reported result.

Gas supply, marketing and trading faced difficult market conditions as the slowdown in industrial activities due to the economic downturn reduced demand. Total sales volumes of gas supply, marketing and trading were almost flat vs. Q3/08. Lower sales volumes at Petrom were partially offset by higher volumes at EconGas. EconGas increased its sales volumes by 3% compared to Q3/08. This growth was mainly generated by continuous focus on internationalization at EconGas, which led to a 52% increase in volumes sold abroad vs. Q3/08.

Petrom was burdened by depressed market conditions resulting in lower demand and a worse margin environment. Total Romanian consumption decreased by 17% compared to Q3/08. However, due to a new regulation in Romania, which granted interruptible consumers the right to source themselves from domestic production for the period July – October 2009, lower demand mainly affected import gas quantities. Thus, Petrom Group sales volumes decreased by only 6%. The price environment reflected a decrease in the import price in USD by 44% vs. Q3/08; USD 270/1,000 cbm, compared to USD 480/1,000 cbm (30% below Q3/08 in RON due to a stronger USD). The average regulated domestic gas price for producers (relevant for Petrom) in Q3/09 was USD 167/1,000 cbm (RON 495/1,000 cbm), 19% lower compared to Q3/08 due to a weaker RON (in RON terms the price has remained unchanged since February 2008).

In **logistics**, the storage business showed higher rates sold due to additional demand and higher available capacities compared to Q3/08. The transportation business reported transportation volumes sold at notably higher levels than in Q3/08 due to the start-up of a new compressor station on the TAG pipeline in Q4/08 and additional capacity sales on the WAG pipeline.

At **Doljchim**, Petrom's fertilizer plant, the result was burdened by low demand and product prices driven by the economic downturn.

The construction of the **Brazi power plant** continued according to schedule. Also the power plant project in

Samsun, Turkey is making progress; currently OMV aims to increase its stake in the construction company Borasco Elektrik to 100%, for which regulatory approval from EMRA (Turkish Energy Market Regulatory Authority) has already been applied.

Compared to Q2/09, clean EBIT fell only by 7% despite difficult market and margin conditions in the gas supply, marketing and trading business. While EconGas sales volumes in Q3/09 were slightly below Q2/09, Petrom sales volumes were up by 18% also due to a new regulation in Romania for interruptible consumers (see above). The logistics business experienced slightly higher transportation volumes sold. The storage business saw the expected seasonal development with lower withdrawal rates but higher volumes and injection rates compared to Q2/09. Reported EBIT of G&P decreased by only 2% as reported EBIT of Doljchim in Q3/09 slightly improved compared to Q2/09 supported by lower restructuring costs and impairment of assets.

January – September 2009 (9m/09)

EBIT was up 2% compared to last year as the 9m/08 result was burdened by litigation provisions at Petrom and impairments of Doljchim amounting to EUR 17 mn. **Clean EBIT** however decreased by 5% compared to 9m/08 since the clean Doljchim result (excluding special items) was burdened by low demand and lower sales prices in 9m/09. This was not fully offset by the positive effects in the 9m/09 result, driven by gas supply, marketing and trading, which benefited from portfolio optimization measures and cheaper gas volumes sold from storage. Also the logistics business saw good storage demand and higher transportation volumes sold.

Total sales volumes of **gas supply, marketing and trading** stayed almost at the same level as in 9m/08. EconGas increased its sales volumes by 9%, mainly through increasing sales volumes abroad. In contrast, consolidated gas sales of Petrom decreased by 13% compared to 9m/08 while total gas consumption in Romania even showed a decline of 21% vs. the previous year. Gas supply marketing and trading result benefited from portfolio optimization, trading activities at international hubs of EconGas, a lower import quota and storage optimization in Petrom.

The **logistics** business benefited from increased total gas transportation sold, primarily due to the start-up of a new compressor station on the TAG pipeline and additional volumes sold on the WAG pipeline system. High market demand and higher available capacities led to increased storage volumes and rates sold compared to 9m/08, although the new capacities were not fully sold yet.

Doljchim showed a negative result even below 9m/08, which was burdened by litigation and impairments, due to demand driven lower sales volumes and prices. Clean EBIT turned negative in 9m/09 compared to a positive result in 9m/08, reflecting the better economic environment last year.

Group interim financial statements and notes (condensed, unaudited)

Legal principles and general accounting policies

The interim condensed consolidated financial statements for the nine months ended September 30, 2009, have been prepared in accordance with IAS 34 Interim Financial Statements. The amendments to IAS 1 Presentation of Financial Statements and IFRS 8 Operating Segments are applied.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as of December 31, 2008.

The accounting policies adopted in preparation of the interim condensed consolidated financial statements are consistent with those followed in preparation of the Group's annual financial statements for the year ended December 31, 2008. The valuation methods in effect on December 31, 2008, remain unchanged.

The interim consolidated financial statements for 9m/09 are unaudited and an external review by an auditor was not performed.

Changes in the consolidated Group

Compared with the consolidated financial statements as of December 31, 2008, the consolidated Group changed as follows:

In E&P, OMV (TUNESIEN) Sidi Mansour GmbH, Vienna, is fully consolidated since the beginning of 2009. In Q1/09, OMV (ALBANIEN) Adriatic Sea Exploration GmbH, Vienna, OMV (Bulgaria) Offshore Exploration GmbH, Vienna, OMV Proterra GmbH, Vienna, OMV (RUSSLAND) Exploration & Production GmbH, Vienna, and van Sickle Gesellschaft m.b.H., Vienna, were deconsolidated. As of Q2/09 OMV Upstream International GmbH, Vienna, is fully consolidated, while a 10% interest in Pearl Petroleum Company Limited, Road Town, is consolidated at-equity.

In R&M, the sale of OMV Bayern GmbH, Burghausen, was finalized as of January 1, 2009.

In G&P, OMV Kraftwerk Haiming GmbH, Haiming, is fully consolidated from Q1/09 onwards. The interest held by the Group in EconGas GmbH, Vienna, and its subsidiaries was increased from 58.81% to 59.26% by the end of March 2009. As of Q2/09, a 40% interest in Enerco Enerji Sanayi ve Ticaret A.Ş., Istanbul, is consolidated at-equity. The interest held in Borasco Elektrik Üretim Sanayi ve Ticaret A.Ş. was increased by 15% in Q3/09.

Seasonality and cyclicality

Seasonality is of significance especially in G&P and R&M; for details please refer to the section "business segments".

In addition to the interim financial statements and notes, further information on main items affecting the interim financial statements as of September 30, 2009, is given as part of the description of OMV's business segments.

Income statement (unaudited)

Q2/09	Q3/09	Q3/08	Consolidated income statement in EUR mn	9m/09	9m/08	2008
4,113.15	4,718.53	6,852.44	Sales revenues	13,123.00	19,771.70	25,542.60
(44.66)	(64.15)	(66.12)	Direct selling expenses	(154.97)	(175.63)	(238.40)
(3,452.04)	(3,720.46)	(5,574.20)	Production costs of sales	(10,756.70)	(15,782.79)	(20,704.40)
616.45	**933.92**	**1,212.11**	**Gross profit**	**2,211.33**	**3,813.29**	**4,599.80**
46.68	47.44	73.52	Other operating income	158.46	192.95	278.37
(189.06)	(195.01)	(223.16)	Selling expenses	(574.06)	(615.49)	(881.62)
(74.35)	(67.92)	(73.32)	Administrative expenses	(211.70)	(217.31)	(279.17)
(55.50)	(73.05)	(96.11)	Exploration expenses	(199.97)	(205.65)	(333.97)
(3.27)	(4.40)	(2.36)	Research and development expenses	(10.86)	(8.67)	(13.64)
(104.30)	(87.82)	(168.05)	Other operating expenses	(316.95)	(490.19)	(1,030.10)
236.66	**553.16**	**722.63**	**Earnings before interest and taxes (EBIT)**	**1,056.26**	**2,468.92**	**2,339.66**
56.38	33.75	80.12	Income from associated companies	57.93	183.75	117.89
1.66	0.24	0.32	Dividend income	11.83	90.22	91.58
(63.91)	(64.24)	(52.00)	Net interest income	(182.94)	(141.57)	(213.49)
(1.40)	9.82	23.35	Other financial income and expenses	(2.94)	(9.79)	(26.56)
(7.27)	**(20.43)**	**51.79**	**Net financial result**	**(116.12)**	**122.61**	**(30.58)**
229.40	**532.74**	**774.42**	**Profit from ordinary activities**	**940.15**	**2,591.53**	**2,309.08**
(73.72)	(171.23)	(228.74)	Taxes on income	(334.14)	(698.02)	(780.13)
155.67	**361.50**	**545.68**	**Profit from ordinary activities post taxes**	**606.01**	**1,893.51**	**1,528.95**
155.67	**361.50**	**545.68**	**Net income for the period**	**606.01**	**1,893.51**	**1,528.95**
144.46	**283.41**	**453.02**	**thereof attributable to owners of the parent**	**468.31**	**1,582.58**	**1,374.44**
11.21	78.10	92.66	thereof attributable to non-controlling interests	137.70	310.93	154.51
0.48	**0.95**	**1.52**	**Basic earnings per share in EUR**	**1.57**	**5.30**	**4.60**
0.48	0.95	1.52	Diluted earnings per share in EUR	1.57	5.29	4.60
–	–	–	**Dividend per share in EUR**	–	–	**1.00**

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
56.38	**33.75**	**80.12**	**(58)**	**Income from associated companies**	**57.93**	**183.75**	**(68)**	**117.89**
12.64	16.86	57.37	(71)	thereof Borealis	7.72	132.70	(94)	91.00
35.42	13.95	22.80	(39)	thereof Petrol Ofisi	38.08	45.36	(16)	10.26
–	–	–	n.a.	thereof Oberösterreichische Ferngas	–	5.09	n.a.	5.09

Statement of comprehensive income (unaudited)

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
155.67	**361.50**	**545.68**	**(34)**	**Net income for the period**	**606.01**	**1,893.51**	**(68)**	**1,528.95**
52.92	(15.72)	(21.44)	27	Exchange differences from translation of foreign operations	(174.37)	(169.20)	(3)	(667.11)
2.10	2.04	(477.83)	n.m.	Unrealized gains/(losses) on available-for-sale financial assets	622.26	(699.79)	n.m.	(1,301.71)
(46.52)	(20.29)	(66.80)	70	Unrealized gains/(losses) on hedges	(75.60)	(46.14)	(64)	110.38
(3.00)	8.86	(5.94)	n.m.	Share of other comprehensive income of associated companies	10.25	(3.84)	n.m.	(39.70)
5.06	3.02	16.07	(81)	Income tax relating to components of other comprehensive income	8.53	5.30	61	(18.86)
10.57	**(22.09)**	**(555.94)**	**96**	**Other comprehensive income for the period, net of tax**	**391.07**	**(913.66)**	**n.m.**	**(1,917.00)**
166.24	**339.41**	**(10.26)**	**n.m.**	**Total comprehensive income for the period**	**997.08**	**979.85**	**2**	**(388.05)**
161.45	270.62	(22.95)	n.m.	thereof attributable to owners of the parent	956.82	757.08	26	(357.83)
4.80	68.79	12.69	n.m.	thereof attributable to non-controlling interests	40.26	222.77	(82)	(30.22)

Notes to the income statement

Third quarter 2009 (Q3/09)

With a decrease of 31%, **consolidated sales** are well below the corresponding figure of Q3/08, driven by lower oil, gas and product prices.

The **Group's reported EBIT** was EUR 553 mn, well below Q3/08 (EUR 723 mn) mainly due to lower oil prices and substantially lower refining margins. **Petrom group's EBIT** was EUR 210 mn, above Q3/08 (EUR 187 mn), since last year's result was burdened by the impairment of Arpechim (EUR 157 mn). In Q3/09, **net special charges** of EUR 15 mn primarily related to impairments of E&P assets in Russia and personnel restructuring expenses. In Q3/09, positive **CCS effects** of EUR 54 mn were recorded. **Clean CCS EBIT** decreased by 49% to EUR 514 mn; the contribution of Petrom to the Group's clean CCS EBIT was EUR 194 mn, considerably below last year's level (EUR 352 mn).

The **net financial result** of EUR (20) mn was significantly below Q3/08 (EUR 52 mn). The financial result was adversely affected by a lower at-equity result of Borealis driven by the economic downturn, a reduced Petrol Ofisi at-equity result and higher net interest charges.

Current taxes on Group income of EUR 176 mn and income from deferred taxes of EUR 5 mn were recognized in Q3/09. The **effective tax rate** in Q3/09 was 32% (Q3/08: 30%). This slight increase is mainly related to a relatively higher contribution of high-taxed E&P results and lower profit contributions from net-off tax at-equity investments.

Net income after minorities (i.e. net income attributable to own shareholders) was EUR 283 mn, compared to EUR 453 mn in Q3/08. Minority interest was EUR 78 mn. **Clean CCS net income after minorities** was EUR 259 mn (Q3/08: EUR 608 mn). **EPS** after minorities for the quarter was EUR 0.95 and **clean CCS EPS** after minorities was at EUR 0.87 (Q3/08: EUR 1.52 and EUR 2.04 respectively).

Compared to Q2/09, sales increased by 15%, mainly driven by higher crude oil and product prices. EBIT was EUR 553 mn, well above Q2/09 (EUR 237 mn). The EBIT increase vs. Q2/09 was driven by higher oil prices, positive hedging effects including a EUR 39 mn unrealized time value gain of the 2010 hedging instruments (vs. Q2 recorded 2010 hedging instruments unrealized time value losses of EUR 108 mn), and an improving petrochemical margin environment. To partly protect the Group's cash flow in 2010, OMV entered into crude oil hedges in Q2/09 for a volume of 63,000 bbl/d securing a price floor of USD 54/bbl via the sale of a price cap of USD 75/bbl (zero cost collar). Gains and losses relating to the change in time value of these instruments will revert to zero over their life, i.e. to the end of 2010. The net financial result was below Q2/09 due to a reduced contribution from Petrol Ofisi to the at-equity result (Petrol Ofisi result in Q2/09 was favored by TRY appreciation vs. the USD). The effective tax rate in Q3/09 was 32%. The sizeable increase of high-taxed E&P results as well as low-taxed Petrom results led to an almost unaltered effective tax rate compared to Q2/09 (32%). Net income after minorities was, at EUR 283 mn, substantially above Q2/09 (EUR 144 mn). Clean CCS net income after minorities increased to EUR 259 mn (Q2/09: EUR 94 mn).

January – September 2009 (9m/09)

The 34% decrease in **consolidated sales** compared to 9m/08 was mainly driven by lower crude, gas and product prices.

The **Group's EBIT**, at EUR 1,056 mn, was 57% below the level of 9m/08, driven by lower oil prices, decreasing refining margins and lower positive CCS effects. The EBIT contribution of **Petrom group** decreased, also driven by substantially lower oil prices, to EUR 337 mn, 52% lower than in 9m/08 despite last year's impairment of Arpechim. In 9m/09, **net special charges** of EUR 58 mn were recorded and positive **CCS effects** of EUR 109 mn were recognized. **Clean CCS EBIT** decreased by 62% to EUR 1,005 mn; the contribution of Petrom to the Group's clean CCS EBIT was EUR 303 mn, 66% below last year's level.

The **net financial result** 9m/09 at EUR (116) mn came in well below 9m/08 (EUR 123 mn), mainly as a result of the market-driven weaker contribution from Borealis to the at-equity result. Additionally, last year's financial result benefited from the MOL dividend income.

Current taxes on the income of the Group were EUR 378 mn and income from **deferred taxes** of EUR 44 mn were recognized in 9m/09. The **effective corporate tax rate** was 36% (9m/08: 27%). This sizeable increase mainly reflects the tax effect related to the new contracts in Libya and the disposal of the MOL shares (one-off effect in 2009 and tax-free dividend in 2008).

Net income after minorities was EUR 468 mn, well below 9m/08 (EUR 1,583 mn). Minority interests were EUR 138 mn (9m/08 EUR 311 mn). **Clean CCS net income after minorities** was EUR 479 mn (9m/08: EUR 1,641 mn). **EPS** was EUR 1.57, **clean CCS EPS** was EUR 1.60 (9m/08: EUR 5.30 and EUR 5.49 respectively).

Balance sheet, capital expenditure and gearing (unaudited)

Consolidated balance sheet in EUR mn	Sept. 30, 2009	Dec. 31, 2008
Assets		
Intangible assets	672.52	807.46
Property, plant and equipment	10,955.09	10,421.49
Investments in associated companies	2,316.24	1,955.10
Other financial assets	1,208.04	2,124.66
Other assets	47.15	42.59
Non-current assets	**15,199.03**	**15,351.29**
Deferred taxes	**126.77**	**140.30**
Inventories	2,285.83	2,172.93
Trade receivables	1,885.89	1,999.79
Other financial assets	526.50	697.96
Income tax receivables	114.33	76.91
Other assets	193.68	176.36
Cash and cash equivalents	941.43	700.09
Non-current assets held for sale	59.78	60.36
Current assets	**6,007.45**	**5,884.39**
Total assets	**21,333.25**	**21,375.98**
Equity and liabilities		
Capital stock	300.00	300.00
Reserves	7,747.47	7,099.08
Stockholders' equity	**8,047.47**	**7,399.08**
Non-controlling interests	1,967.48	1,964.17
Equity	**10,014.95**	**9,363.24**
Provisions for pensions and similar obligations	903.77	931.78
Bonds	1,506.15	488.12
Interest-bearing debts	1,735.04	2,038.21
Provisions for decommissioning and restoration obligations	1,749.71	1,678.79
Other provisions	270.36	283.07
Other financial liabilities	209.60	399.32
Other liabilities	11.53	13.93
Non-current liabilities	**6,386.16**	**5,833.21**
Deferred taxes	**289.01**	**363.17**
Trade payables	2,018.99	2,141.07
Bonds	252.52	–
Interest-bearing debts	477.60	1,606.51
Provisions for income taxes	145.26	85.42
Other provisions	302.13	552.35
Other financial liabilities	450.52	415.41
Other liabilities	972.93	1,007.46
Liabilities associated with assets held for sale	23.19	8.15
Current liabilities	**4,643.13**	**5,816.36**
Total equity and liabilities	**21,333.25**	**21,375.98**

Notes to the balance sheet as of September 30, 2009

Capital expenditure reflects the announced reduction in investment due to the current challenging environment and therefore decreased to EUR 1,681 mn (9m/08: EUR 2,641 mn). Substantially lower CAPEX in the E&P as well as R&M segment were partly offset by higher CAPEX in the G&P and Corporate and Other (Co&O) segments.

E&P invested EUR 1,095 mn (9m/08: EUR 1,874 mn), mainly in field developments in Romania, New Zealand, Austria, the UK, Kazakhstan and Yemen as well as in the acquisition of a 10% share in Pearl Petroleum Company Limited. CAPEX in the **R&M** segment amounted to EUR 228 mn (9m/08: EUR 522 mn); this mainly comprised investments in quality enhancement projects in Austria and Romania as well as the remodeling of filling stations. CAPEX in the **G&P** segment of EUR 274 mn (9m/08: EUR 196 mn) related mainly to investments regarding the acquisition of a 40% share and a 15% share in two Turkish companies (Enerco Enerji Sanayi ve Ticaret A.Ş. and Borasco Elektrik Üretim Sanayi ve Ticaret A.Ş. respectively). Furthermore, investments in the construction of the power plant in Brazi, Romania, and the WAG pipeline expansion project contributed to the increasing investments in the G&P segment. CAPEX in the **Co&O** segment was EUR 84 mn (9m/08: EUR 50 mn). This increase can mainly be attributed to investments in the new Petrom head office, "Petrom City", in Bucharest.

Compared to year-end 2008, **total assets** decreased slightly by EUR 43 mn or 0.2% to EUR 21,333 mn. The biggest change was the reduction in other non-current financial assets by EUR 917 mn. This decline was mainly caused by the sale of the investment in the Hungarian oil and gas company MOL.

Equity increased by approximately 7%, which also reflects the revaluation (EUR +579 mn) of the MOL stake to the sales price. The Group's **equity ratio** thus increased to 47% at September 30, 2009 compared with 44% at the end of 2008.

The **total number of own shares** held by the Company amounted to 1,237,875 (December 31, 2008: 1,252,899).

Short- and long-term borrowings, bonds and financial leases stood at EUR 4,094 mn (December 31, 2008: EUR 4,148 mn). Cash and cash equivalents increased to EUR 942 mn (December 31, 2008: EUR 700 mn). OMV therefore decreased its **net debt** position to EUR 3,152 mn, compared to EUR 3,448 mn at the end of 2008. In April and June 2009 OMV issued two Eurobonds with a total volume of EUR 1,250 mn. The first Eurobond was issued in April with a maturity of five years and a total volume of EUR 1,000 mn. The maturity of the Eurobond issued in June is seven years with a volume of EUR 250 mn. The bonds were issued out of OMV's EMTN Program. Furthermore the borrowings include EUR 555 mn resulting from the issue of German loan notes *(Schuldscheindarlehen)*.

The **gearing ratio** stood at 31.5% (December 31, 2008: 36.8%).

Cash flows (unaudited)

Q2/09	Q3/09	Q3/08	Summarized statement of cash flows in EUR mn	9m/09	9m/08	2008
155.67	361.50	545.68	Net income for the period	606.01	1,893.51	1,528.95
322.81	331.16	458.02	Depreciation and amortization including write-ups	925.27	930.40	1,286.95
(53.77)	(7.54)	(17.47)	Deferred taxes	(46.74)	0.25	(56.69)
29.58	0.61	(3.44)	Losses/(gains) on the disposal of non-current assets	15.50	1.60	6.56
(72.11)	(4.38)	(59.22)	Net change in long-term provisions	(82.54)	(64.16)	98.55
35.07	(88.25)	(47.60)	Other adjustments	(8.78)	(210.17)	(137.54)
417.25	**593.12**	**875.99**	**Sources of funds**	**1,408.72**	**2,551.43**	**2,726.79**
(270.44)	(264.43)	(245.43)	(Increase)/decrease in inventories	(158.06)	(481.58)	167.38
142.80	(95.49)	333.97	(Increase)/decrease in receivables	33.24	(200.06)	479.21
141.71	(91.05)	(223.15)	(Decrease)/increase in liabilities	289.67	621.24	(334.19)
(75.06)	31.79	59.27	(Decrease)/increase in short-term provisions	(128.25)	207.99	175.06
356.26	**173.94**	**800.65**	**Net cash from operating activities**	**1,445.32**	**2,699.04**	**3,214.24**
			Investments			
(578.65)	(535.93)	(917.87)	Intangible assets and property, plant and equipment	(1,729.19)	(2,561.34)	(3,229.98)
(259.63)	(141.50)	(135.25)	Investments, loans and other financial assets including changes in short-term financial assets	(464.73)	25.00	(110.15)
(0.02)	–	–	Acquisitions of subsidiaries and businesses and businesses net of cash acquired [1]	(9.81)	(1.08)	(355.86)
			Disposals			
1,414.96	55.61	30.25	Proceeds from sale of non-current assets	1,490.99	256.59	266.57
–	–	28.93	Proceeds from the sale of subsidiaries, net of cash disposed	–	28.93	25.03
576.66	**(621.82)**	**(993.94)**	**Net cash used in investing activities**	**(712.74)**	**(2,251.91)**	**(3,404.40)**
1,311.50	(11.84)	(11.03)	(Decrease)/increase in long-term borrowings	1,044.78	837.24	1,660.21
(887.14)	14.68	315.50	(Decrease)/increase in short-term borrowings	(1,195.25)	(741.54)	(905.00)
–	–	–	(Repurchase)/sale of treasury shares	0.40	1.27	0.86
(322.55)	–	–	Dividends paid	(335.97)	(547.09)	(547.09)
101.81	**2.85**	**304.47**	**Net cash from financing activities**	**(486.03)**	**(450.12)**	**208.98**
(1.08)	(1.53)	9.82	Effect of exchange rate changes on cash and cash equivalents	(5.21)	(0.76)	(18.30)
1,033.66	**(446.58)**	**121.00**	**Net (decrease)/increase in cash and cash equivalents**	**241.35**	**(3.76)**	**0.52**
354.35	1,388.01	574.81	Cash and cash equivalents at beginning of period	700.09	699.56	699.56
1,388.01	**941.43**	**695.81**	**Cash and cash equivalents at end of period**	**941.43**	**695.81**	**700.09**

[1] Includes EUR 328.5 mn from the acquisition of assets of Petromservice S.A. in 2008

Notes to the cash flows

In 9m/09, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an inflow of funds of EUR 733 mn (9m/08: EUR 447 mn). Dividends of EUR 336 mn were paid out in 9m/09 to OMV shareholders and non-controlling interests (9m/08: EUR 547 mn). **Free cash flow less dividend payments** resulted in a cash inflow of EUR 397 mn (9m/08: cash outflow EUR 100 mn).

The inflow of funds from net income, adjusted for non-cash items such as depreciation, net change in long-term provisions, non-cash income from investments and other positions, was EUR 1,409 mn (9m/08: EUR 2,551 mn); **net working capital** generated an additional cash inflow of EUR 37 mn (9m/08: EUR 148 mn).

Cash flow from investing activities (outflow of EUR 713 mn; 9m/08: EUR 2,252 mn) includes – besides payments for investments in intangible assets and property, plant and equipment as well as in financial assets (EUR 2,194 mn) – the cash inflow from the sale of the MOL shares (EUR 1,400 mn).

Cash flow from financing activities reflected an outflow of funds amounting to EUR 486 mn (9m/08: EUR 450 mn), mainly consisting of dividend payments; also included are repayments of long-term and short-term financing as well as an increase of EUR 555 mn resulting from the issue of German loan notes *(Schuldscheindarlehen)* and the cash inflow from the Eurobonds issue (EUR 1,250 mn).

Condensed statement of changes in equity (unaudited)

in EUR mn	Share capital	Capital reserves	Revenue reserves	Other reserves [1]	Treasury shares	OMV stockholders' equity	Non-controlling interests	Total equity
January 1, 2009	**300.00**	**783.31**	**7,310.09**	**(980.33)**	**(14.00)**	**7,399.08**	**1,964.17**	**9,363.24**
Total comprehensive income for the period			468.31	488.51		956.82	40.26	997.08
Dividends paid			(298.76)			(298.76)	(37.20)	(335.97)
Sale of own shares		(0.00)			0.41	0.40		0.40
Change non-controlling interests			(10.07)			(10.07)	0.26	(9.81)
September 30, 2009	**300.00**	**783.31**	**7,469.57**	**(491.82)**	**(13.59)**	**8,047.47**	**1,967.48**	**10,014.95**

in EUR mn	Share capital	Capital reserves	Revenue reserves	Other reserves [1]	Treasury shares	OMV stockholders' equity	Non-controlling interests	Total equity
January 1, 2008	**300.00**	**782.38**	**6,318.29**	**751.94**	**(13.93)**	**8,138.69**	**2,200.83**	**10,339.52**
Total comprehensive income for the period			1,582.58	(825.50)		757.08	222.77	979.85
Dividends paid			(373.45)			(373.45)	(173.63)	(547.09)
Repurchase of own shares					(0.04)	(0.04)		(0.04)
Sale of own shares		0.93			0.38	1.31		1.31
Change non-controlling interests			(2.15)			(2.15)	(19.71)	(21.86)
September 30, 2008	**300.00**	**783.31**	**7,525.26**	**(73.55)**	**(13.59)**	**8,521.43**	**2,230.25**	**10,751.69**

[1] Other reserves contain exchange differences from the translation of foreign operations, unrealized gains and losses from hedges and available-for-sale financial assets as well as the share of associates' other comprehensive income

Dividends

On May 13, 2009, the Annual General Meeting approved the payment of a dividend of EUR 1.00 per share, resulting in a total dividend payment of EUR 299 mn to OMV shareholders, compared to EUR 373 mn last year. This represents a reduction of 20% compared to the dividend for 2007 and is consistent with our conservative financing structure in the far more challenging market environment which we currently face. Dividend payments to minorities amounted to EUR 37 mn in 9m/09.

Segment reporting

Intersegmental sales

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
737.33	806.15	1,112.36	(28)	Exploration and Production	2,108.56	3,250.43	(35)	4,065.95
5.65	6.20	12.59	(51)	Refining and Marketing	19.05	36.29	(48)	46.10
11.16	12.34	32.57	(62)	Gas and Power	43.32	88.75	(51)	123.24
82.42	79.85	106.46	(25)	Corporate and Other	241.68	259.37	(7)	360.46
836.55	**904.55**	**1,263.98**	**(28)**	**Total**	**2,412.61**	**3,634.84**	**(34)**	**4,595.75**

Sales to external customers

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
102.13	280.75	326.36	(14)	Exploration and Production	587.33	773.68	(24)	1,023.15
3,491.81	3,945.85	5,854.82	(33)	Refining and Marketing	10,272.29	16,582.52	(38)	20,837.26
516.10	492.27	670.60	(27)	Gas and Power	2,259.52	2,410.96	(6)	3,675.10
3.12	(0.34)	0.66	n.m.	Corporate and Other	3.86	4.54	(15)	7.09
4,113.15	**4,718.53**	**6,852.44**	**(31)**	**OMV Group**	**13,123.00**	**19,771.70**	**(34)**	**25,542.60**

Total sales

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
839.45	1,086.90	1,438.71	(24)	Exploration and Production	2,695.88	4,024.11	(33)	5,089.10
3,497.45	3,952.05	5,867.41	(33)	Refining and Marketing	10,291.34	16,618.81	(38)	20,883.36
527.27	504.62	703.17	(28)	Gas and Power	2,302.85	2,499.72	(8)	3,798.34
85.54	79.51	107.13	(26)	Corporate and Other	245.55	263.90	(7)	367.55
4,949.71	**5,623.08**	**8,116.41**	**(31)**	**OMV Group**	**15,535.61**	**23,406.54**	**(34)**	**30,138.35**

Segment and Group profit

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
248.76	491.53	724.23	(32)	EBIT Exploration and Production [1]	967.45	2,243.55	(57)	2,273.67
11.94	35.55	(63.07)	n.m.	EBIT Refining and Marketing	(3.17)	180.35	n.m.	(105.47)
47.45	46.37	59.82	(22)	EBIT Gas and Power	178.65	174.81	2	244.64
(22.98)	(21.63)	(26.17)	17	EBIT Corporate and Other	(63.59)	(69.51)	9	(110.51)
285.16	**551.83**	**694.81**	**(21)**	**EBIT segment total**	**1,079.34**	**2,529.20**	**(57)**	**2,302.33**
(48.50)	1.33	27.82	(95)	Consolidation: Elimination of intercompany profits	(23.07)	(60.28)	62	37.34
236.66	**553.16**	**722.63**	**(23)**	**OMV Group EBIT**	**1,056.26**	**2,468.92**	**(57)**	**2,339.66**
(7.27)	**(20.43)**	**51.79**	**n.m.**	**Net financial result**	**(116.12)**	**122.61**	**n.m.**	**(30.58)**
229.40	**532.74**	**774.42**	**(31)**	**OMV Group Profit from ordinary activities**	**940.15**	**2,591.53**	**(64)**	**2,309.08**

[1] Excluding intersegmental profit elimination now shown in the new line "Consolidation"; for reasons of comparability 2008 numbers are adjusted accordingly

Assets [1]

in EUR mn	Sept. 30, 2009	Dec. 31, 2008
Exploration and Production	6,534.17	6,219.23
Refining and Marketing	4,290.92	4,383.63
Gas and Power	573.79	438.87
Corporate and Other	228.73	187.21
Total	**11,627.61**	**11,228.95**

[1] Segment assets consist of intangible assets and property, plant and equipment

Other notes

Significant transactions with related parties

Business transactions in the form of supplies of goods and services take place on a constant and regular basis with the associated companies Borealis AG and Bayernoil Raffineriegesellschaft mbH.

Subsequent events

Please refer to the explanations given within the section Outlook of the Directors' report.

Declaration of the management

We confirm to the best of our knowledge that the condensed interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group Directors' report gives a true and fair view of important events that have occurred during the first nine months of the financial year and their impact on the condensed interim financial statements, of the principal risks and uncertainties for the remaining three months of the financial year and of the major related party transactions to be disclosed.

Vienna, November 9, 2009

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Werner Auli

David C. Davies

Helmut Langanger

Further information

EBIT breakdown

EBIT

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
249	492	724	(32)	Exploration and Production [1]	967	2,244	(57)	2,274
12	36	(63)	n.m.	Refining and Marketing	(3)	180	n.m.	(105)
47	46	60	(22)	Gas and Power	179	175	2	245
(23)	(22)	(26)	17	Corporate and Other	(64)	(70)	9	(111)
(49)	1	28	(95)	Consolidation	(23)	(60)	62	37
237	**553**	**723**	**(23)**	**OMV Group reported EBIT**	**1,056**	**2,469**	**(57)**	**2,340**
(51)	**(15)**	**(206)**	**93**	**Special items [2]**	**(58)**	**(334)**	**83**	**(765)**
(2)	(4)	(44)	91	thereof: Personnel and restructuring	(6)	(57)	89	(125)
(29)	(12)	(168)	93	Unscheduled depreciation	(42)	(178)	76	(250)
1	2	8	(77)	Asset disposal	13	28	53	31
–	2	(3)	n.m.	Provision for litigation Petrom	2	(128)	n.m.	(358)
(21)	(2)	2	n.m.	Other	(24)	–	n.a.	(63)
137	**54**	**(73)**	**n.m.**	**CCS effects: Inventory holding gains/(losses) [3]**	**109**	**184**	**(41)**	**(300)**
151	**514**	**1,002**	**(49)**	**OMV Group clean CCS EBIT [3]**	**1,005**	**2,619**	**(62)**	**3,405**
276	502	727	(31)	thereof: Exploration and Production [1]	1,005	2,307	(56)	2,580
(103)	(14)	207	n.m.	Refining and Marketing CCS [3]	(95)	245	n.m.	602
49	46	60	(24)	Gas and Power	181	191	(5)	274
(23)	(21)	(21)	(1)	Corporate and Other	(63)	(64)	2	(89)
(49)	1	28	(95)	Consolidation	(23)	(60)	62	37

[1] Excluding intersegmental profit elimination; for reasons of comparability 2008 numbers are adjusted accordingly
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment
[3] Clean CCS figures exclude inventory holding effects (CCS effects) resulting from the fuels refineries; for reasons of comparability respective 2008 numbers are presented

EBITD

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
457	710	907	(22)	Exploration and Production [1]	1,562	2,685	(42)	2,927
106	130	195	(33)	Refining and Marketing	275	614	(55)	453
55	52	67	(22)	Gas and Power	200	204	(2)	281
(10)	(9)	(14)	36	Corporate and Other	(27)	(38)	29	(65)
(49)	1	28	(95)	Consolidation	(23)	(60)	62	37
560	**884**	**1,182**	**(25)**	**OMV Group**	**1,987**	**3,405**	**(42)**	**3,633**

[1] Excluding intersegmental profit elimination; for reasons of comparability 2008 numbers are adjusted accordingly

Economic environment: Oil prices and exchange rates


120
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20
Q4/08
Q1/09
Q2/09
Q3/09
EUR-RON
EUR-USD
Brent

Rebased to 100

According to the IEA, world **crude oil demand** dropped by 2.2 mn bbl/d or 2.6% year on year, to 84.4 mn bbl/d in 9m/09. While demand declined by 2.5 mn bbl/d or 5% in the OECD area, non-OECD demand was up by 0.3 mn bbl/d; this increase was largely driven by China. Demand was slightly higher in other Asian countries, South America and the Middle East, but fell by over 6% in the CIS area. **Global oil production** was down 2 mn bbl/d at 84.7 mn bbl/d. This resulted in a crude inventory build-up of 0.3 mn bbl/d. OPEC production declined by 9% to 28.6 mn bbl/d. Taking slightly increased NGL output into account, total OPEC supply was 33.7 mn bbl/d resulting in a global market share of 40%. South America and the CIS posted production increases of 5% and 2%, respectively, while OECD output was down by 1%.

The average **Brent price** in 9m/09 was USD 57.32/bbl – 48% down on the USD 111.11/bbl recorded in 9m/08. Brent crude traded at USD 40/bbl at the start of the year and until mid-March volatility was low with no clear trend emerging. Brent advanced from then on, topping USD 70/bbl by mid-June. Thereafter oil prices trended upwards, although they paused for breath at the start of July and in early September. The average **Urals price** in 9m/09 was USD 56.77/bbl, 47% below 9m/08. In recent months, crude price movements have had little to do with the realities of the physical market, such as growing idle capacity and supply, shrinking demand and growing inventories. The prospect of economic recovery, the search for hedges against dollar weakness, a feared resurge of inflation, and low interest rates have been the main motives for moving into gold as well as crude and oil product futures. The pronounced contango has also led to increased arbitraging and stockbuilding, which has spread from the crude market to middle distillates. As a result, middle distillates were down almost 50% in euro terms on the Rotterdam product market, compared to falls of just under 40% in the prices of other product groups. Despite an improvement in 3Q/09, refining margins remained well down year on year.

After a two-month period of strength at the start of the year, the USD has come under increasing pressure over the course of the year. Nevertheless the dollar was firmer than in 2008, and the **EUR-USD** exchange rate in 9m/09 averaged 1.367, 10% down from 1.522 in 9m/08. The **Romanian Leu (RON)** weakened in 9m/09 against the EUR to an average of 4.230/EUR, 16% below 9m/08.

Q2/09	Q3/09	Q3/08	Δ%	in EUR mn	9m/09	9m/08	Δ%	2008
59.13	68.08	115.09	(41)	Average Brent price in USD/bbl	57.32	111.11	(48)	97.26
58.36	67.88	113.55	(40)	Average Urals price in USD/bbl	56.77	108.07	(47)	94.76
1.362	1.430	1.504	(5)	Average EUR-USD FX-rate	1.367	1.522	(10)	1.471
4.196	4.226	3.576	18	Average EUR-RON FX-rate	4.230	3.638	16	3.683
3.081	2.956	2.378	24	Average USD-RON FX-rate	3.104	2.394	30	2.520
2.30	3.26	10.54	(69)	NWE refining margin in USD/bbl	3.36	8.04	(58)	8.23
1.50	1.65	6.59	(75)	Med Urals refining margin in USD/bbl	2.25	5.52	(59)	5.54

Source: Reuters

Stock watch


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FTSEurofirst 100
FTSE Global Energy
OMV
ATX
Q4/08
Q1/09
Q2/09
Q3/09
Rebased to 100

After a weak performance in Q2/09, the share price remained volatile with no clear direction in Q3/09. It reached its quarterly low of EUR 24.32 on July 8, against a high of EUR 29.28 on July 27. On September 30, the stock closed at EUR 27.57, just above of where it had started the quarter. Thus, overall, the price for OMV shares on the Vienna Stock Exchange increased by only 0.2% in Q3/09, underperforming the general market trend. International financial markets showed a stronger picture with the FTSEurofirst 100 up by 17%, the Dow Jones up by 14% and the Austrian blue-chip index ATX up by 23%. The FTSE Global Energy Index (composed of the largest oil and gas companies worldwide) gained 11%. Only the Nikkei was unable to keep pace and increased by only 2%.

ISIN: AT0000743059	Market capitalization (September 30)	EUR 8,237 mn
Vienna Stock Exchange: OMV	Last (September 30)	EUR 27.57
Reuters: OMV.VI	Year's high (June 10)	EUR 31.00
Bloomberg: OMV AV	Year's low (January 23)	EUR 18.02
ADR Level I: OMVKY	Shares outstanding (September 30)	298,762,125
	Shares outstanding (weighted) in Q3/09	298,760,702
ISIN: AT0000341623	3.75% OMV bond (2003-2010)	
ISIN: XS0422624980	6.25% OMV bond (2009-2014)	

Abbreviations

bbl: barrel(s), i.e. 159 liters; bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; CCS: current cost of supply; Co&O: Corporate and Other; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; FX: foreign exchange; G&P: Gas and Power; LNG: liquefied natural gas; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NGL: natural gas liquids; NWE: North-West European; R&M: Refining and Marketing including petrochemicals; RON: Romanian leu; t: metric tonnes; TRY: Turkish lira; USD: US dollar

OMV contacts

Investor Relations — Tel. +43 1 40440-21600; e-mail: investor.relations@omv.com
Press Office — Tel. +43 1 40440-21661; e-mail: media.relations@omv.com
Homepage: www.omv.com